Exhibit 99.1

Galata and Marti Complete Business Combination

The combined company’s Class A Ordinary Shares and warrants to list on the NYSE American Stock Exchange under the symbols “MRT” and “MRTW”, respectively, on July 11, 2023

WASHINGTON, D.C. & ISTANBUL, July 10, 2023 – Galata Acquisition Corp. (“Galata”), a Cayman Islands exempted company and a former U.S. publicly-listed special purpose acquisition company, today announced the closing of its previously announced business combination (the “Business Combination”) with Marti Technologies Inc. (“Marti”), a Delaware corporation. The combined company, Marti Technologies, Inc. (formerly known as Galata Acquisition Corp., “Pubco”), a Cayman Islands exempted company, will commence trading of its Class A Ordinary Shares and warrants on the NYSE American Stock Exchange under the ticker symbols “MRT” and “MRTW”, respectively, on July 11, 2023. The Business Combination was approved by Galata’s shareholders at an extraordinary general meeting held on July 6, 2023.

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti has launched a ride hailing service that matches riders with drivers traveling in the same direction and operates a large fleet of e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information visit www.marti.tech.

“We are excited to complete this merger and look forward to being listed on the NYSE American . It's a testament to the hard work of our entire team, and a symbol of the strength and potential of Turkish entrepreneurship. We are grateful for the support of our investors, stakeholders and Galata in our journey and we have great confidence in the future of Marti,” said Alper Oktem, Founder and Chief Executive Officer of Marti.

“We’re thrilled to conclude this merger today with Marti, which will result in Marti trading on the NYSE American stock exchange. This was a team effort, and we’re appreciative of the commitment and professionalism of Marti’s management, as well as that of the many advisors who helped bring this deal to a successful close,” said Daniel Freifeld, Galata’s President and CIO of Callaway Capital Management, LLC.

Advisors

B. Riley Securities, Inc. served as capital markets advisor and placement agent to Galata. Latham & Watkins LLP served as legal advisor to Marti. Willkie Farr & Gallagher LLP served as legal advisor to Galata. White & Case LLP served as legal advisor to B. Riley Securities.

About Galata Acquisition Corp.

Galata Acquisition Corp. was a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, or reorganization or engaging in any other similar business combination with one or more businesses or entities. Galata’s Units, Class A ordinary shares and warrants previously traded on the NYSE American Stock Exchange under the ticker symbols “GLTA”, “GLTA” and “GLTA.WS”, respectively.

Investor Relations Contact:

Ozge Arcasoy

Marti Technologies Inc.

+905392443741

ozge.arcasoy@marti.tech

Media Contact:

Brad Burgess, SVP

ICR, LLC

brad.burgess@icrinc.com

Galata Acquisition Corp.

info@galatacorp.net

www.galatacorp.net

Forward-Looking Statements

This communication contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Galata and Marti are forward-looking statements. In some cases, you can identify forward looking statements by terminology such as, or which contain the words “will,” “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “plan,” “possible,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” and variations of these words or similar expressions. Such forward-looking statements are subject to risks, uncertainties and other factors. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.

Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the effect of the consummation of the Business Combination on Marti’s business relationships, performance and business generally, (ii) the outcome of any legal proceedings that may be instituted against Marti, Galata, Pubco and/or their respective directors or officers related to the Business Combination, (iii) the potential inability of Pubco or a successor thereto to maintain the listing of its securities on the NYSE American Stock Exchange, (iv) volatility in the price of the securities of Pubco or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Marti operates, variations in performance across competitors, changes in laws and regulations affecting Marti’s business, (v) changes in the capital structure of Pubco, (vi) Marti’s ability to implement business plans, forecasts and other expectations as well as its ability to identify and realize additional business opportunities, (vii) the risk of downturns in the highly competitive mobile transportation industry, (xiii) the ability of Marti to continue to build the Marti brand and consumers’ recognition, acceptance and adoption of the Marti brand, (ix) risks associated with doing business in an emerging market, (x) risks relating to Marti’s dependence on and use of certain intellectual property and technology, (xi) the risk that Marti may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities, (xii) changes in applicable laws or regulations and (xiii) other risks and uncertainties set forth in the registration statement and definitive proxy statement/prospectus filed by Galata with the SEC in connection with the proposed business combination. The foregoing list of important factors is not exhaustive and you should carefully consider the other risks and uncertainties described in the “Risk Factors” section of Galata’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Galata from time to time with the SEC.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by applicable law, none of Pubco, Marti or Galata undertakes any duty to update or revise any forward-looking statements whether as a result of new information, new events, future events or circumstances, or otherwise.